UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
LISATA THERAPEUTICS, INC.
(Name of Subject Company (Issuer))
KUVA ACQUISITION CORP.,
(Offeror)
A direct wholly-owned subsidiary of
KUVA LABS INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
128058302
(CUSIP Number of Class of Securities)
Mark Land
1980 Post Oak Blvd, Suite 100,
Houston, Texas 77056
Telephone: (917) 202-1954
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Anne G. Peetz
Reed Smith LLP
1221 McKinney Street
Houston, Texas 77010
Telephone: (713) 469-3800
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 10, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Kuva Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Kuva Labs Inc., a Delaware corporation (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), of Lisata Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of (i) $4.00 per Common Share, net to the seller in cash, without interest (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”), which represents the contractual right to receive contingent cash payments of up to an aggregate of $3.00 per CVR subject to the achievement of the Milestones (as defined in the CVR Agreement), in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”), net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per Common Share paid pursuant to the Offer, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) is hereby expressly incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. Except as otherwise set forth in this Amendment, the information in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Items 1 through 9 and Item 11.
The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below. Page references below are to the Offer to Purchase as originally filed.
Item 1. Summary Term Sheet.
Item 1 of the Schedule TO is hereby amended and supplemented to add the following:
On July 23, 2026, the Purchaser terminated the Offer. The Offer was terminated because of the failure of the Purchaser to satisfy certain conditions of the Offer, specifically, the inability of the Purchaser to obtain the financing necessary to satisfy the conditions of the Offer.
No Shares have been accepted for payment, and no consideration has been paid to any tendering stockholder in connection with the Offer. Any Shares that were tendered pursuant to the Offer have been promptly returned to the tendering stockholders.
The Purchaser reserves the right, in its sole and absolute discretion, but undertakes no obligation, to commence a new offer with respect to the Company in the future. See Item 6.
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented to add the following:
On July 23, 2026, the Purchaser terminated the Offer because of the failure of the Purchaser to satisfy certain conditions of the Offer, specifically, the inability of the Purchaser to obtain the financing necessary to satisfy the conditions of the Offer.
No Shares have been accepted for payment, and no consideration has been paid to any tendering stockholder in connection with the Offer. Any Shares tendered pursuant to the Offer have been promptly returned to the tendering stockholders. The Depositary for the Offer, Equiniti Trust Company, LLC, has returned all tendered Shares to the registered holders thereof.
The Purchaser reserves the right, in its sole and absolute discretion, but undertakes no obligation, to commence a new offer with respect to the Company in the future. See Item 6.

Item 6. Purposes of the Transaction and Plans or Proposals.
Item 6 of the Schedule TO is hereby amended and supplemented to add the following:
Notwithstanding the termination of the Offer, the Purchaser reserves the right, in its sole and absolute discretion, but undertakes no obligation, to commence a new tender offer or take such other actions with respect to the Company as it may deem appropriate in the future, subject to applicable law. No assurance can be given that the Purchaser, or any affiliate thereof, will commence any such offer or take any such other actions in the future.
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented to add the following:
On July 24, 2026, the Purchaser issued a press release announcing the termination of the Offer. A copy of the press release is filed as Exhibit (a)(5)(i) hereto and is incorporated herein by this reference.

Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(i)*	Press Release issued by Kuva Labs Inc., dated July 24, 2026, announcing the termination of the Offer

*	Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2026

KUVA ACQUISITION CORP.
By:	/s/ Mark Land
	Name:	Mark Land
	Title:	President
KUVA LABS INC.
By:	/s/ Mark Land
	Name:	Mark Land
	Title:	Chief Executive Officer